SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $7.00 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch

Chief Executive Officer

Iridium Communications Inc.

1750 Tysons Boulevard, Suite 1400

McLean, Virginia 22102

(703) 287-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler

Brian F. Leaf

Cooley LLP

One Freedom Square, Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$10,869,604.86	$1,482.61

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 8,979,434 of the Company’s $7.00 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering six Warrants in exchange for one Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on September 27, 2012, which was $1.2105.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,482.61	Filing Party:	Iridium Communications Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 6 (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2012, as amended on October 17, 2012, October 24, 2012, October 29, 2012, November 6, 2012 and November 26, 2012 (as so amended, the “Schedule TO”), by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”) in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per share (the “Warrants”), to receive one Share in exchange for every six Warrants tendered by the holders thereof (approximately 0.1667 Share for every Warrant tendered). The offer is subject to the terms and conditions set forth in the Offer Letter, dated October 2, 2012, as amended on October 17, 2012, October 29, 2012 and November 6, 2012 and as supplemented on October 24, 2012 and November 26, 2012 (as so amended and supplemented, the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 6 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 6. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer Letter, unless otherwise indicated.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

On December 3, 2012, the Company issued a press release announcing the results of the Offer. A copy of the press release is attached as Exhibit (a)(1)(J).

Item 4.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer Letter, is hereby amended as follows:

The Offer expired at 12:00 Midnight, Eastern time, at the end of the day on Friday, November 30, 2012. Based upon information provided by American Stock Transfer & Trust Company LLC, the depositary for the Offer, as of the Expiration Date, a total of 8,359,671 Warrants were validly tendered and not withdrawn. Such tendered Warrants represent approximately 93.12% of the Company’s outstanding Warrants as of October 31, 2012.

Item 12. Exhibits.

Exhibit Number		Description

(a)(1)(A)	*	Offer Letter dated October 2, 2012, as amended on October 17, 2012, as supplemented on October 24, 2012 and November 26, 2012 and as amended on October 29, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012, in Amendment No. 2 filed with the SEC on October 24, 2012, in Amendment No. 3 filed with the SEC on October 29, 2012, in Amendment No. 4 filed with the SEC on November 6, 2012 and in Amendment No. 5 filed with the SEC on November 26, 2012, respectively.

(a)(1)(B)	*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)	*	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)	*	Press Release, dated October 29, 2012.

(a)(1)(H)	*	Press Release, dated November 6, 2012.

(a)(1)(I)	*	Supplement to Offer Letter, dated November 26, 2012.

(a)(1)(J)		Press Release, dated December 3, 2012.

(a)(5)(A)		The Company’s Amendment No.1 to Annual Report on Form 10-K/A filed with the SEC on November 20, 2012, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.
(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012, incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.
(d)(2)	Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.
(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.
(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.
(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.
(d)(6)	Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Name:	Thomas J. Fitzpatrick
Title:	Chief Financial Officer

Date: December 3, 2012

INDEX TO EXHIBITS

Exhibit Number		Description

(a)(1)(A)	*	Offer Letter dated October 2, 2012, as amended on October 17, 2012, as supplemented on October 24, 2012 and November 26, 2012 and as amended on October 29, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012, in Amendment No. 2 filed with the SEC on October 24, 2012, in Amendment No. 3 filed with the SEC on October 29, 2012, in Amendment No. 4 filed with the SEC on November 6, 2012 and in Amendment No. 5 filed with the SEC on November 26, 2012, respectively.

(a)(1)(B)	*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F)	*	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)	*	Press Release, dated October 29, 2012.

(a)(1)(H)	*	Press Release, dated November 6, 2012.

(a)(1)(I)	*	Supplement to Offer Letter, dated November 26, 2012.

(a)(1)(J)		Press Release, dated December 3, 2012.

(a)(5)(A)		The Company’s Amendment No.1 to Annual Report on Form 10-K/A filed with the SEC on November 20, 2012, incorporated herein by reference.

(a)(5)(B)		The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(a)(5)(C)		The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2012, incorporated herein by reference.

(b)		Not applicable.

(d)(1)		Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)		Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)		Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)		Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)		Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)		Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed.